October 28, 2005

Confidential

United States Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, D.C.   20549

Fax:

(202) 772-9220

Attention:

Jonathan Duersch, Division of Corporation Finance

Re:

Wealth Minerals Ltd. (the “Company”)

Forms 20-F and 20-F/A for Year Ended November 30, 2004

Filed May 31, 2005 and July 6, 2005

File No. 0-26636

Comment Letter dated October 18, 2005

Dear Sirs:

Thank you for your letter of October 18, 2005, and your comments concerning the above mentioned filings. In the following paragraph, we respond to those comments in the order raised therein.

Form 20-F/A

Auditors’ Report

1.

Sadovnick Telford + Skov have provided a revised audit report which complies with your comment. A copy of the revised report (in PDF format – changes marked) is attached.

We trust that the above information, together with the attached draft revised filing document, adequately responds to the comments in your October 18, 2005 letter.

The Company will be filing a new combined (previous 20-F and 20-F/A) 20-F/A Amendment No. 2 on EDGAR. This letter will also be filed as correspondence.

Nonetheless, should you have any further questions, or additional comments, please contact the undersigned at your earliest convenience.

Yours truly,

s// M. W. Kinley //

Michael W. Kinley,

Chief Financial Officer

Direct :

Tel: (604) 434-5256

Fax: (604) 434-5488

email: (winslowassoc@shaw.ca)

Suite 1901 – 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com